UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FORESTAR GROUP INC.
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

346233109
(CUSIP Number)

Linda Y. Kelso
One Independent Drive - Suite 1300
Jacksonville, Florida 32202-5017
(904) 359-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 346233109

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Holland M. Ware
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 2,634,057
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,634,057
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,634,057
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 346233109

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David C. Cook
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 231,500
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 231,500
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 346233109

Item 1.   Security and Issuer

        This Amendment No. 1 to Schedule 13D relates to the common stock, par value $1.00 per share (the “Common Stock”), of the following corporation (the “Issuer” or the “Company”):

Forestar Group Inc. 1300 MoPac Expressway South, Suite 3S, Austin, Texas 78746

Item 2.   Identity and Background

        This Amendment No. 1 to Schedule 13D is filed on behalf of Holland M. Ware, whose business address is 212 Maple Drive Hogansville, GA 30230, and David C. Cook, whose business address is One Independent Drive – Suite 1300, Jacksonville, FL 32202, to report the acquisition of additional shares of Common Stock.

        Mr. Ware is currently a self-employed real estate investor. Mr. Cook is a partner in the law firm of Foley & Lardner LLP.

        During the last five years, neither Mr. Ware nor Mr. Cook has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five years, neither Mr. Ware nor Mr. Cook has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Mr. Ware and Mr. Cook are both citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

        The source of funds used to acquire the shares reported herein by Mr. Ware and Mr. Cook were their respective personal funds.

Item 4.   Purpose of Transaction

        Mr. Ware and Mr. Cook have acquired their shares of Common Stock because they believe the stock is undervalued and wish to acquire the Company.   Mr. Ware has made a proposal to acquire the Company and requested that the Company's board of directors promptly form a special committee of independent directors and engage an independent financial advisor to fully consider and act upon the proposal. Mr Ware and Mr. Cook may continue to purchase shares of Common Stock from time to time on the open market, depending on the price at which it trades.

        Except as set forth above with respect to possible future purchase of Common Stock on the open market and Mr. Ware's current proposal to acquire the Company, Mr. Ware and Mr. Cook have no other present plans or proposals which relate to or would result in:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 346233109

f.	Any other material change in the issuer’s business or corporate structure;

g.	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

Item 5.   Interest in Common Stock of the Issuer

        (a) and (b)   Mr. Ware owns 2,634,057 shares of the Common Stock, over which he has sole dispositive and voting power, constituting approximately 7.4% of the total shares outstanding. Mr. Cook owns 231,500 shares of the Common Stock, over which he has sole dispositive and voting power, constituting approximately 0.1% of the total shares outstanding.

        (c)     Mr. Ware effected the following transactions in the Common Stock in the past 60 days:

Date	Transaction	Amount	Average Per Share Price
1/5/09	Purchase	41,683 shares	$8.53
1/2/09	Purchase	48,417 shares	$9.00
12/31/08	Purchase	9,900 shares	$8.06
12/30/08	Purchase	184,057 shares	$7.80
12/18/08	Purchase	57,196 shares	$5.19
12/17/08	Purchase	138,000 shares	$5.09
12/16/08	Purchase	125,000 shares	$4.98
12/15/08	Purchase	155,256 shares	$4.74
12/12/08	Purchase	100,000 shares	$4.36
12/11/08	Purchase	174,548 shares	$4.79
12/5/08	Purchase	40,800 shares	$3.91
12/4/08	Purchase	50,000 shares	$3.92
12/3/08	Purchase	75,000 shares	$3.71

CUSIP No. 346233109

Date	Transaction	Amount	Average Per Share Price
12/2/08	Purchase	70,000 shares	$3.46
12/1/08	Purchase	100,000 shares	$3.99
11/28/08	Purchase	14,200 shares	$4.60
11/26/08	Purchase	46,377 shares	$4.90
11/25/08	Purchase	75,700 shares	$4.39
11/24/08	Purchase	87,323 shares	$4.37

CUSIP No. 346233109

Mr. Cook effected the following transactions on the Common Stock in the past 60 days:

Date	Transaction	Amount	Average Per Share Price
1/20/09	Purchase	15,000 shares	$8.56
1/16/09	Purchase	12,500 shares	$9.00
1/16/09	Purchase	11,900 shares	$8.87
1/15/09	Purchase	8,100 shares	$8.20
1/14/09	Purchase	10,000 shares	$7.78
1/6/09	Purchase	4,000 shares	$8.43
1/6/09	Purchase	6,000 shares	$8.50
1/6/09	Purchase	4,000 shares	$8.35
1/2/09	Purchase	10,000 shares	$9.05
1/2/09	Purchase	10,000 shares	$8.99
12/30/08	Sale	16,000 shares	$8.35
12/18/08	Purchase	10,000 shares	$5.08
12/11/08	Purchase	10,000 shares	$4.58
12/11/08	Purchase	9,900 shares	$5.06
12/10/08	Purchase	100 shares	$4.90
12/9/08	Purchase	10,000 shares	$4.95
12/1/08	Purchase	10,000 shares	$4.10
12/1/08	Purchase	10,000 shares	$3.29
11/28/08	Purchase	10,000 shares	$4.70
11/26/08	Purchase	10,000 shares	$4.88
11/25/08	Purchase	20,000 shares	$4.60
11/24/08	Purchase	10,000 shares	$3.94

        (d)    No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock.

        (e)     Not applicable

CUSIP No. 346233109

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Common Stock of the Issuer

        Mr. Cook is Mr. Ware’s attorney. Other than the attorney-client relationship, there are no other contracts, arrangements, understandings or relationships between Mr. Cook and Mr. Ware with respect to the Common Stock. Mr. Cook and Mr. Ware each disclaim beneficial ownership over the shares of Common Stock owned by the other.

Item 7.   Material to Be Filed as Exhibits

Exhibit 99.1:	Joint Filing Agreement between Holland M. Ware and David C. Cook. (Incorporated by reference from Schedule 13D filed with the Securities and Exchange Commission on December 19, 2008.)

CUSIP No. 346233109

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2009

/s/ Holland M. Ware
Holland M. Ware
/s/ David C. Cook
David C. Cook